Exhibit 23.2

Consent of Independent Auditors

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Ventyx Biosciences, Inc. for the registration of shares of debt securities, common stock, preferred stock, units and/or warrants and to the incorporation by reference therein of our report dated August 20, 2021 (except for the last paragraph of Note 11, as to which the date is October 14, 2021), with respect to the consolidated financial statements of Oppilan Pharma Ltd. included in the Registration Statement (Form S-1 No. 333-259891) of Ventyx Biosciences, Inc. filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Diego, California
December 20, 2022